Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA
95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

VIA EDGAR

February 25, 2009

Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc., (the “Company”)
Form 10-K for the fiscal year ended December 31, 2007
Filed April 2, 2008 (the “2007 Form 10-K)
Form 10-K/A for the fiscal year ended December 31, 2007
Filed April 30, 2008 (the “2007 Form 10-K/A”)
File No. 1-33691

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its June 23, 2008 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the response immediately follows. The Company anticipates filing an amended Form 10-K in order to address the Staff’s comments. The Company has referenced the proposed amended 10-K language to address the Staff’s comments in the respective Appendices to this letter.  Where the language has been modified between the original 10-K filing and the proposed 10-K amendment, the Company has highlighted the new language in bold, using a double underline, and using a strike through for deleted information.

Certain Staff comments reference Form 8-K filed August 31, 2006 as amended on March 8, 2007.  The Company has also addressed the Staff’s comments and has referenced amended 8-K language in Appendices to this letter.  The amended 8-K was filed on November 26, 2008

Form 10-K for the fiscal year ended December 31, 2007

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Business

Competition, page 7

1.
In future filings please, expand your discussion of the competitive conditions affecting your business.  For instance, you should identify the principal methods of competition (e.g., price, service, warranty or product performance), and positive and negative factors pertaining to the competitive position of the registrant, to the extent that they exist, should be explained if known or reasonably available to you.  See Item 101(c)(1)(x) of Regulation S-K.

The Company advises the Staff that the disclosure in the Business section of the Company’s 2007 10-K will be amended to include an expanded discussion of competitive conditions effecting the Company’s business.  This disclosure is included in Appendix A to this letter. Additionally, the Company will include this disclosure in its future filings.

Customers, page 7

2.
We note your disclosure in Note 16 to your financial statements that for the year ended December 31, 2007, two customers accounted for 15% and 11% of your revenues.  You do not appear to have disclosed the identity of these customers, or discussed your relationship with them.  Please include this disclosure in the Business section of your future filings, and wherever else appropriate.  See Item 101(c)(1)(vii) of Regulation S-K.  In addition, it appears that your business may be substantially dependent on contractual relationship with these principal customers.  Also provide your views concerning whether you are substantially dependent on contracts with these customers.  If you have contractual relationships with these customers pursuant to which substantial revenues were generated from them, explain why Item 601(b)(10)(ii)(B) of Regulation S-K does not require those contracts to be filed as exhibits.

As disclosed in Note 16 to the Company’s financial statements for the year ended December 31, 2007, the Company from time to time has customers that account for more than 10% of its revenues.

By way of background, the Company’s current relationships with its principal customers result from the development of initial distribution channels or a large purchase by a single customer, and tend to be non-recurring.  The significance of any of these individual relationships varies significantly over time as the individual sale is completed, as new large individual sales are consummated and as distribution channels expand.   As evidenced in the Company’s most recent filing, for the six month period ending June 30, 2007 and 2008, all three significant customers in 2007 were not considered significant in 2008; of the two significant customers in 2008, one was not a customer in 2007 and one was not significant in 2007.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

As the Company’s 10% customers vary from period to period, and historically none of the Company’s 10% customers have remained as such for more than one fiscal year, the loss of a specific 10% customer relationship would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.  The Company would, in any event, expect the significance of any customer relationship to decrease in subsequent periods.

Item 101(c) (1) (vii) of Regulation S-K requires registrants to disclose the name of any customer and its relationship, if any, with the registrant or its subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.  As the loss of any such customer individually would not be expected to have a material adverse effect on the Company, due to the transitory nature of the Company’s significant clients, the Company respectfully concludes that such disclosure is not required under Item 101(c) (1) (vii) of Regulation S-K.  Should the Company develop a customer relationship, such as a 10% customer with recurring purchase obligations, the loss of which would have a material adverse effect on the Company and its subsidiaries taken as a whole, the Company undertakes to include the required disclosure. Given that the Company has concluded that its business is not substantially dependent on any principal customers, the Company is of the view that it is similarly not substantially dependent on contracts with these customers.  As such, the Company respectfully submits that Item 601(b) (10) (ii) (B) of Regulation S-K does not require those contracts to be filed as exhibits.

3.
On pages 8 and 12, you state that you completely rely on others to manufacture your hardware.  Please provide us with detailed information regarding the material terms of your relationship with these manufacturers and any contracts with the manufacturers. This information should include, but is not limited to, whether you are substantially dependent on any or all of the manufacturers, the material terms of any agreements with the manufacturers, and the potential cost and time involved with replacing a manufacturer.  In addition, please consider adding a risk factor discussing all of the material risks associated with your reliance on third parties to manufacture all of your hardware.

The Company’s products are software based, and the Company has consciously chosen to use industry-standard hardware, containing no Company proprietary elements.  The Company sources only completed hardware boards and chassis, loads its proprietary software for specific orders, performs final tests, and the ships to its customers.

Currently, for each of its products the Company contracts with a single hardware manufacturer.  The Company believes the Company has “single-sourced” its manufacturer relationships because of advantageous performance, quality, support, delivery, capacity, and price considerations. The Company’s sales volume during 2007 and the first two quarters of 2008 has not been sufficient to warrant multiple suppliers of the hardware components for its products.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The Company believes the hardware requirements for its products are sufficiently generic in nature that there are multiple manufacturers who could meet our product supply needs within a reasonable period of time.   Even though the Company believes there are alternative manufacturers available, qualification of the alternative manufacturers and establishment of reliable suppliers could result in delays in fulfilling orders and a possible loss of sales, which could affect operating results adversely on a short term basis.

The Company’s agreements with its suppliers are flexible, and allow the Company to purchase products on an as needed basis. The Company has not entered into long-term agreements or blanket purchase orders for the purchase of its products. Our purchases during a particular quarter are highly dependent upon orders placed by our customers during that period.  As such, the Company submits that none of its current supply agreements with hardware manufacturers comprise material agreements under Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company advises the Staff that the disclosure in the Risk Factors section of the Company’s 2007 10-K will be amended to include the Risk Factor, ”There are certain original equipment manufacturer (“OEM”) sourced components which, if the supplier were to fail to adequately supply to us, our products sales may suffer.” This disclosure is included in Appendix B to this letter. Additionally, the Company will include this disclosure in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

4.
Please consider expanding the overview of your MD&A to provide a balanced, executive–level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. The overview should include economic or industry-wide factors relevant to your company; serve to inform the reader about how your company earns revenues and income and generates cash; and provide insight into material opportunities , challenges, and risks, such as  those presented by known material trends and uncertainties, on which your company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See SEC Release No. 33-8350. For example, consider discussing the product development and commercialization cycles that you have experienced for the periods reported in the historical financial statements, as well management’s views regarding the needs of the market that it is attempting to address, and its strategy to commercialize existing products and introduce new products. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. Note that this comment also applies to your disclosure in your Form 10-Q.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The Company advises the Staff that the disclosure in the Overview of the MD&A included in the Company’s 2007 10-K will be amended to include a more robust, balanced, executive–level discussion in the Overview section of the MD&A.  This disclosure is included in Appendix C to this letter. Additionally, the Company will include this disclosure in its future filings.

5.
We note your disclosure on page 13 that there is substantial price pressure in your industry. Your discussion of revenues should indicate in quantified terms the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided. As material, your disclosure should also include a discussion of pricing pressure in your industry, and how this has affected prices in your industry, the prices you charge, and your revenues. See Item 303(a)(3)(iii) of Regulation S-K.  Note that this comment also applies to your disclosure in your Form 10- Q.

Historically, the changes in the Company’s revenues from period to period have primarily been due to changes in sales volume rather than due to changes in prices from pricing pressures.  The prices in the Company’s industry are affected more by the rapid pace of technological evolution. The Company has included qualitative disclosure regarding the effect of these changes on its gross profit or loss and margins on page 26 of our 2007 Form 10-K.

The Company advises the Staff that it will include expanded qualitative disclosure regarding the extent to which changes in revenues from period to period are due to changes in prices or changes in the volume of the services provided in its industry, and how this has affected prices and  revenues in its 2007 10-K, which will be amended to include this disclosure.  This disclosure is included in Appendix N to this letter. Additionally, the Company will include this disclosure in its future filings.

Consolidated Statement of Operations and Other Comprehensive Income, page F-5

6.
We note from your disclosures in Note 2 that you sell products and services. Tell us the amount of revenues earned from services for each period presented. Also, tell us how you considered the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.

The Company’s revenue is derived from sales of its hardware appliances, bundled software licenses (product revenue), and from product support, training, and other services (support revenue). Consistent with Rule 5-03(b)(1) and (2) of Regulation S-X, the Company advises the Staff that its 2007 10-K will be amended to include this disclosure regarding product revenue and support revenue.  This disclosure is included in Appendix E to this letter. The Company will also amend the detail in the Management’s Discussion and Analysis disclosure in its 2007 10-K associated with this reclassification, but have not included this disclosure in the attached Appendix.  Additionally, the Company will include this disclosure in its future filings.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

7.
We note your breakdown of stock-based compensation on the face of the Consolidated Statements of Operations and Other Comprehensive Income. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  The guidance in SAB107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings.

We acknowledge the Staff’s interpretation of SAB 107 with respect to discontinuing the practice of disclosing on the face of the income statement the expense associated with share based compensation.  Consistent with Rule 5-03(b)(1) and (2) of Regulation S-X, the Company advises the Staff that its 2007 10-K will be amended to remove the  reconciliation of the stock-based compensation expense on the face of the income statement.  Additionally, the Company will not include the reconciliation of the stock-based compensation expense on the face of the income statement in its future filings. The Company has and will continue to include a parenthetical note disclosure in its quarterly and annual reports in the 2007 10-K as amended and in future periods.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8.
We note that for multiple element arrangements, VSOE of fair value is “based upon the normal pricing and discounting practices for those services when sold separately and for support and updates is additionally measured by the renewal rate offered to the customer.” Please clarify for us if the PCS renewal rate is stated in the contract. If so, for those contracts that include stated renewal rates, tell us how you determined the renewal rates are substantive.  In this regard, tell us what percentage of your customers actually renew at such rates and tell us if the range of rates vary significantly from customer to customer. Alternatively for those elements where VSOE is based upon the normal pricing practices when services are sold separately, please describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In addition, tell us what other services besides PCS (support and updates) are included in your arrangements. We refer you to paragraph 10 and 57 of SOP 97-2.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Prior to the third quarter of 2006, the Company sold hardware products in which software was not essential to the functionality of the product.  As such the Company recognized revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” during this period.

Beginning in the third quarter of 2006, in connection with the Company’s acquisition of Netintact, virtually all of the Company’s sales consisted of products, which contained software that was essential to the functionality of the product. Additionally, the Company offers annual maintenance contracts (PCS) to its customer, which is usually bundled with its products. These bundles are multiple-element arrangements, which are accounted for under SOP 97-2“Software Revenue Recognition” as amended by SOP 98-9, “Software Revenue Recognition with Respect to Certain Arrangements.”The Company also occasionally sells an immaterial amount of training and software upgrades.

Virtually all sales have a stated price for service as identified in the purchase order or in a contractual agreement, which is generally calculated as a percentage of the customer’s products.  The Company’s sales rarely include other services besides PCS.  The Company believes that its charges for PCS renewals are substantive and commensurate with the services provided.  Specifically, its PCS rates are determined to be substantive as these rates are documented in contractual arrangements or are specified as line item prices in the purchase agreement.  The type and size of customer is taken into account to determine the appropriate fair value of the various elements, because the Company’s products are scalable at an exponential rate, thus the PCS element will vary depending upon the size of the customer.  If VSOE cannot be determined for all undelivered elements of an arrangement, the Company defers revenue until the earlier of (i) the delivery of all elements or (ii) the establishment of VSOE for all undelivered elements, provided that if the only undelivered element is PCS or a service, the total fee of the arrangement is recognized as revenue over the PCS or service term.

The Company submits to the Staff that as it establishes VSOE by negotiation of customer renewal rates with the Company's customers on an individual arrangement basis and not established by management.  Paragraph 10 of SOP 97-2 is not the basis for establishing VSOE for PCS at the Company.

Paragraph 57 of SOP 97-2 indicates that the best evidence of the fair value of PCS is the price the customer will be required to pay when the PCS arrangement is sold separately, that is, the renewal rate. The Company determines VSOE for PCS based on sales prices charged to customers based upon renewal pricing for PCS.  Each contract or purchase order that the Company enters into includes a stated percentage renewal rate for PCS. The stated renewal rate is equal to the rate in the original contract. The Company has a history of such renewals, the vast majority of which are at the stated renewal rate on a customer by customer basis. In 2007, the Company's customers renewed an average of 93% of the maintenance and support revenue that was up for renewal in accordance with the price stated in the original contract or purchase order. Therefore, the Company believes that the PCS-related services have VSOE of the fair value pursuant to paragraph 57 of SOP 97-2, and that the PCS-related services are generally accounted for separately from the balance of the arrangement that is being accounted for in conformity with the relevant guidance in paragraphs 74-91 of SOP 97-2.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The Company will revise its disclosure of revenue recognition policies for software license arrangements offered by the Company in the amended Form 10-K it intends to file and in future filings.  This disclosure is included in Appendix D to this letter.

Note 3. Merger with Netintact, page F-18

9.
We note that the financial statements of Netintact, AB included in the Form 8- K/A filed on March 8, 2007 did not include an audit opinion from Netintact, AB’s independent accounting firm. Tell us how you considered the requirements of Item 9.01(a) of Form 8-K and Article 3-05 of Regulation S-X to provide audited financial statements for this acquisition. Also, tell us how you considered  including a reconciliation of Swedish GAAP to US GAAP pursuant to Item 17(c) of Form 20-F. In addition, tell us what auditing standards were used to perform the audit of Netintact. In this regard, tell us how you considered the requirements of Instruction 8 .A. 2 to Item 8 of Form 20-F to include audited financial statements that were audited in accordance with US generally accepted accounting standards. Also, tell us how the auditor complied with the U.S. independence standards.

The Company advises the Staff that it has filed the requested, amended Form 8-K, which contains the required audit opinion, on November 26, 2008. The Company directs the Staff to Exhibit F of this response letter. The Opinion letter, included in the amended 8-K filing, establishes the criteria under which the financial statements were audited. As stated in the opinion, the audit was conducted in accordance with generally accepted auditing standards in the United States. The independent audit firm is Ohrlings PricewaterhouseCoopers AB, which is a registered firm with the Public Company Accounting Oversight Board.  Their audit opinion contained in the amended Form 8-K, attached hereto as Exhibit F, further concludes that the financial statements were prepared in accordance with generally accepted accounting principles in Sweden and further elaborates on the differences between Swedish and US GAAP in footnote 12. The revised Footnote 12, included in the amended Form 8-K to the financial statements provides a more detailed reconciliation of Swedish and US GAAP in response to the SEC staff Comments with respect to fulfilling the requirements of Form 20-F, Part III, Item 17.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

10.
Please provide us with the calculations that support the $9,444,776 purchase price for Netintact. In this regard, we note the disclosures included in the Company’s October 1, 2006 Form 10-Q, which suggest that the Company may have discounted the trading price of your common stock when valuing the shares issued in this acquisition. Pursuant to paragraph 22 of SFAS 141, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. Paragraph 5 of SFAS 107 also indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available. Furthermore, pursuant to paragraph 58 of SFAS 107, the Board expressed their belief that quoted prices, even from thin markets, provide useful information because investors and creditors rely on those prices to make decisions. Tell us how you considered this guidance in valuing the shares issued in the Netintact acquisition. Also, please tell us the fair value assigned to the 700,486 warrants granted in this acquisition and specifically tell us the assumptions and methodology used in your calculations.

The Company acknowledges that the application of purchase accounting under SFAS No. 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. This allocation process required an analysis and valuation of acquired assets, including fixed assets, technologies, customer contracts and relationships, trade names and liabilities assumed, including contractual commitments and legal contingencies.

The Company identified and recorded the assets, including specifically identifiable intangible assets, and liabilities assumed from Netintact AB and Netintact PTY at their estimated fair values as of the date of acquisition, and allocated the residual value of approximately $900,000 to goodwill. The purchase price included additional consideration which was contingent upon the occurrence of certain future operating results and market conditions. If these future events did occur it would have released additional consideration to the sellers of Netintact AB and Netintact PTY. These potential net adjustments would have increased goodwill with a corresponding increase in equity.

Determination of Fair Values

The Company assigned fair values to all the assets and liabilities assumed as of the acquisition date.  For calculation of the purchase price and the valuation of  tangible and intangible assets acquired and liabilities assumed, the Company utilized the assistance of a third party valuation firm in accordance with SFAS No. 141. The Company engaged the services of a third- party valuation firm to provide an independent analysis from that of its management regarding the fair values as of the acquisition date. The third-party valuation firm provided the Company with a fair value of the 100% of the consideration and contingent consideration to be transferred to the sellers and determine the fair values of 100% of the assets received and liabilities (including tangible assets, identifiable intangible assets, contingent assets and liabilities and goodwill assumed by the Company).The Company’s management utilized this valuation report to determine a purchase price allocation based upon the fair value of the consideration transferred. The valuation was conducted using the “Acquisition Method” proscribed in SFAS No. 141 and took into consideration the definitions and methods suggested in SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 157, Fair Value Measurements. The Company understands that SFAS No. 157 was not effective until the first annual reporting period following December 15, 2007, however, the definitions and guidance it provided applied directly to the measurement and recognition of  “Fair Value” referred to in prior FASB standards. Accordingly, SFAS No. 157, paragraph 5, defines the term “Fair Value” as follows:

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

“Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

In determining the fair value of the consideration the Company transferred to the sellers, it utilized a “Discount for Transferability Restrictions” analysis. the company utilized a discounted cash flow method within the income approach for the Netintact AB and Netintact Pty business enterprise value. The Company and the third-party valuation firm with which it consulted considered but did not utilize the market approach or the asset-based approach.

At the date of the acquisition, the Company was a development stage “start-up” company with approximately twenty-four months of operating history from the date of its reverse merger transaction. The Company’s common stock was quoted on the NASDAQ Over-the-Counter Bulletin Board (NASDAQ OTCBB). Prior to the acquisition date, the Company had approximately 46 million shares of common stock issued and outstanding.  In order to determine the viability of using the quoted market price of its common stock in its purchase price analysis, the Company reviewed its daily and monthly trading history from January 1, 2005 through August 2006. The Company noted the following: a) trading occurred everyday during the period; b) the average daily trading volumes ranged from 48,500 to 305,000 shares during the period; and c) the average daily trading volume ranged between 0.1% and 1% of the common shares issued and outstanding during the period. The Company understands that SFAS No. 141 paragraphs 22 and 23 state the following:

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

“The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).

If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult. Both the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Consideration other than equity securities distributed to effect an acquisition may provide evidence of the total fair value received (Opinion 16, paragraph 75).”

The Company believes that the NASDAQ OTC BB does not provide the same ease of liquidity or the ability for obtaining future financings as a listing on the NYSE, AMEX or NASDAQ National Market exchanges. The liquidity of its common stock was further limited due to it being classified as a “penny stock” which is subject to stringent disclosure and trading rules. Accordingly, the Company determined that its stock was thinly traded and it was a relatively new public company. Even with its limited trading history its stock has seen share price changes which have some correlation to its operating history and development of its products. The Company’s common stock price preceding the acquisition date ranged from $0.51 to $0.65 per share. The closing price on the date the letter of intent to acquire the companies was filed with the SEC on a Form 8K was $0.60 per share. The conditions that caused it to adjust the price of the shares were the following: a) approximately 22 million shares representing 47% of the total issued and outstanding were restricted and could not be sold in the public market; b) approximately 24 million shares representing 52% of the total issued and outstanding were subject to Rule 144 restrictions and could be sold only in small blocks for long into the future; and c) all new shares approximately 21 million issued to the sellers were restricted whereby the sellers could only sell 33% of their holdings each year for the next three years. Additionally, these shares were not duly registered with the SEC and were subject to Rule 144 restrictions as well. The Company has no plans or intentions to register these shares in the near term.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Since SFAS No. 141 does stipulate that the use of public market data and of the perspective of market participants be used whenever possible, the Company also looked at the internal transactions and public market data to develop a benchmark to determine whether a purchase price adjustment was appropriate. The Company has obtained capital using PIPEs, accordingly there were a number of internal transactions in its common stock. In February 2006, in a private placement transaction, the Company placed approximately 15 million shares of common stock with thirty-three accredited investors at a 42% discount from the quoted transaction dated market price. The discount for transferability restriction calculations took into account the following:

a)	Development of an equity rate of return
b)	Establishment of a forecast period, generally 5 years
c)	Estimation of total shares to trickle out during the forecast period
d)	The freely traded historical average weekly trading volume
e)	Estimation of the growth rate for the public trading price
f)	The public trading price at the beginning of the trickle out period
g)	Estimation of the required rate of return for the stock during its trickle out period
h)	Calculated the number of shares that would theoretically trickle out during each quarter, using the Rule 144 guidelines
i)	Calculate the present value of the securities over the forecasted period
j)	Compare the fair market value of the common stock if they were all sold at the transaction date market price. This would the implied transferability discount.

Accordingly, in consultation with the third party valuation firm the Company determined that an implied transferability restriction discount was appropriate and should be applied to the shares provided as consideration. The calculation resulted is a discount of 15.27%.

In regards to the warrants issued to purchase 702,486 shares of common stock at an exercise price of $0.60 per share issued to the sellers the Company determined that the grant date fair value was undeterminable for the following reasons. The warrants that were issued in this transaction could only be exercised if the public market price of our stock equals or exceeds $2.00 per share for 90 consecutive trading days. For over a year preceding the acquisition date, the Company’s per share price was below $1.00. There was no realistic or reasonable valuation method available to estimate if or when the share price would equal or exceed $2.00 per share. Accordingly, the Company did not ascribe an estimated fair value to the warrants and no adjustment to the purchase price consideration was deemed appropriate.

In summary, the following were the computations used in determining the purchase price for Netintact;

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

	Shares	Market Price	Transferability Restriction Discount (a)	Net Value Per Share	Value

Netintact AB	17,539,514	$0.60	0.8473	$0.51	$8,916,738

Netintact PTY	760,000	$0.82	0.8473	$0.69	528,038

Warrants	702,486	(1)		$0.00	-

Incentive Shares	3,000,000	(2)		$0.00	-

Value paid for Netintact Companies					$9,444,776

11.
We note your disclosures on page F-18 where you indicate that when determining the fair value of intangible assets acquired, the Company obtained an independent third-party valuation. If you choose to rely on an independent third party you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your previously filed Forms S-8. In addition, we note similar reference in you recently filed Form S-1 registration statement. Please tell us how you considered the guidance in Rule 436 (b) of Regulation C and how you intend to comply with such guidance.

The Company advises the Staff that it will remove the reference to the independent third-party valuation specialist in the amended Form 10-K it intends to file and in future filings.  This disclosure is included in Appendix G to this letter.

Note 4. Liquidity, page F-19

12.
We note your discussion of liquidity both here and in your MD&A. We further note your risk factor disclosures on page 9 where you state “our working capital may not be sufficient to meet the needs of our business through the end of 2008.” Considering such disclosures throughout your filing and your discussion of the Company’s reliance on third party financing, if available, to fund your operations, tell us whether the Company’s management believes you have a going concern issue. Further, tell us how your independent auditors considered AU 341 in concluding that a going concern opinion was not considered necessary.

The disclosure in the Company’s MD&A included a typographical or editorial error. The sentence should have read as follows: “our working capital may not be sufficient to meet all of the needs of our business objectives through the end of 2008. The company will make these editorial corrections in its amended Form 10-K it intends to file and in future filings.  The Company would be able to sustain operations for a reasonable period of time (12 months) but it would require reductions in its operating expenditures and product development activities, if it did not receive additional funding.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

During the performance of audit procedures by the Company’s independent auditors, they did bring to the Company’s attention the existence of factors (e.g., recurring net losses) that indicate a potential uncertainty about its ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited (hereinafter referred to as a reasonable period of time).  Accordingly, the Company’s independent auditors requested that its management consider the possible effects of the going concern uncertainty on the financial statements, including the need for related disclosure. The Company provided to its independent auditors a cash flow projection whereby it would be able to sustain operation for the next 12 months. The cash flow projections took into account reductions in operating expenditures and the availability of a secured line of credit. The Company had received a letter of intent from a financial institution for such a credit facility. The Company’s management decided that its cash position to date was such that it did not need to enter into the agreement for this credit facility. The Company may obtain such financing if and when it is appropriate for its business needs.

The Company’s independent auditors appeared to be satisfied with the information it provided in regards to sustainability of its operations. They concluded that their audit report did not need to emphasize an uncertainty about the Company’s ability to continue as a going concern since its liquidity issues were disclosed in the foot notes to the financial statements.

Note 4. Intangible Assets, page F-19

13.
We note your disclosures on page F-19 regarding the gross and net balances of intangible assets acquired in the Netintact acquisition. Please provide a reconciliation of the data provided in Note 5 to the property and equipment and other assets details included in Note 6.

The Company advises the Staff that the assets identified in footnote 5 are incorrectly labeled intangible assets as the product Software and MI and related software are tangible property, plant and equipment.  As such, the intangible assets in Footnote 5 as of December 31, 2007 will be modified in the Company’s amended Form 10-K to be filed and in future filings.  The disclosure is included in Appendix H to this letter.

Additionally, the property and equipment disclosed in Footnote 6 will be delineated to identify the assets acquired in the Netintact acquisition in the Company’s amended Form 10-K to be filed and in future filings.  The disclosure is included in Appendix H to this letter.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The other assets disclosed in Footnote 6 include the acquired intangible assets, the acquired goodwill and other assets.  The Company has determined that a reclassification of equity associated with the Netintact acquisition is appropriate to more accurately reflect the intangible assets and equity value of the acquisition.  The Company will include this reclassification in its amended Form10-K to be filed and in future filings.  The disclosure is included in Appendix H to this letter.

14.
Further, we note from your disclosures on page 27 that the Company classifies amortization of intangible assets in general and administrative expenses. Tell us how you considered including the amortization of Netintact product software and Netintact MI & related software as a cost of revenue.  Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

The Company has considered the SEC staff comment with respect to Staff Implementation Guide, SFAS 86, Question 17, and with respect to classifying the related amortization of capitalized costs.  Since the technological feasibility of the product software acquired by the Company from Netintact was established prior to the acquisition, the product software is required to be capitalized.  The Company will reclassify the amortization of Netintact product software as a cost of revenue from general and administrative expense and will reclassify the amortization of the Netintact customer base as a sales and marketing operating expense.

The Company advises the Staff that the management information or MI software is used in its internal operations and is not sold, leased or otherwise marketed.  As such, the Company believes that in accordance with SFAS 86, the amortization expense related to the MI software should be properly classified as a general and administrative expense. The above disclosures and related reclassifications will be included in the Company’s amended 10-K it intends to file and in future filings. The disclosure is included in Appendix E to this letter.

Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page F-33

15.
We note that your management concluded that you “maintain appropriate internal control over financial reporting,” notwithstanding an adverse opinion from your accountants (whose report indicates the accounting firm’s belief that your management had concluded that your internal controls were ineffective), and your identification of a material weakness in a high risk process and a number of significant deficiencies in high to low risk processes within high risk areas of financial statements control. Item 308(a)(3) of Regulation S-K requires you to include a statement from your management as to whether or not internal control over financial reporting is effective.  See Item 308(a)(3) of Regulation S-K and SEC Release No. 33-8810. Please amend your Form 10-K to disclose your management’s conclusion as to the effectiveness of your internal control over financial reporting.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The Company advises the Staff that the disclosure in Management’s Annual Report on Internal Control over Financial Reporting included a typographical or editorial error, which will be corrected in the amended 10-K the Company intends to file. Additionally, the Company will include its management’s assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective in the amended 10-K the Company intends to file.  The disclosure is included in Appendix I to this letter.

Exhibits 31.1 and 31.2

16.
We note that your certifications pursuant to Rule 13a-14(a)/15d-14(a) are not dated, as required by Item 601(b)(31) of Regulation S-K. In future filings, please make sure your certifications comply with all requirements of Item 601(b)(31) of Regulation S-K.

The Company acknowledges the Staff’s comments and will ensure future certifications, including those related to the amended 10-K the Company intends to file, will comply with all requirements of Item 601(b) (31) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Directors, Executive Officers and Corporate Governance

Our Executive Officers and Significant Employees, page 4

17.	In future filings state Mr. Stepner’s term of office as your Chief Operating Officer and the period during which he has served as such. See Item 401(b) of Regulation S-K.

The Company advises the Staff that it will include the term of office and the period of service of its executive officers in the amended 10-K it intends to file and in future filings.  The revised disclosure is included in Appendix J to this letter.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Audit Committee, page 5

18.	In future filings, to the extent still applicable, please discuss, as required by Item 407(d)(5)(i)(C) of Regulation S-K, why you do not have an audit committee financial expert.

The Company acknowledges the Staff’s comment and will provide the required disclosure under Item 407(d)(5)(i)(C) of Regulation S-K in the amended 10-K it intends to file and in future filings.  The revised disclosure is included in Appendix K to this letter.

Compensation Discussion and Analysis

General, page 6

19.
As you may be aware, the Division of Corporation Finance has recently released Staff observations relating to a focused review of executive compensation disclosure.  This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below and should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

The Company will review the Staff’s published observations, as suggested, in drafting future versions of its executive compensation and other related disclosures.

Compensation Elements, page 7

20.
You state that in determining base salaries for your executive officers, you benchmark each of your executive positions using a report prepared by Radford Surveys and Consulting, and use the 50th percentile as a general benchmark for salary levels. Please identify the specific companies you used in benchmarking base salaries. See Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee calibrated the Company’s executive compensation plan based on data compiled by Radford Surveys + Consulting.  The specific report was the Radford Intro Program which included 184 technology companies with revenues below $100 million estimated for 2007.  This survey was further subdivided by companies with revenues expected to be under $10 million, $10 - $39.9 million and over $40 million.  Detailed compensation data was obtained for executive positions similar to the positions at the company for all revenue categories.  After consideration of all data, the compensation committee elected to target compensation at the $10 - $40 Million subgroup as the targeted revenue run rate for the Company at the end of the year was expected to exceed $10 million.  The $10 - $40 Million subgroup data was further broken down into six percentile categories representing the average salary within a given percentile.  Since the expected company revenue target was at the low range of the subgroup, the compensation targets were defined by comparison to survey respondents at the between the 25th and 50th percentile.  The compensation elements developed by this comparison method included targeted basic salary, incentive bonus and equity components for the calendar year 2007.  The Company did not select specific peer companies, nor were the names of the companies comprising the $10 - $40 Million subgroup made available to us.  As stated on page 7 of the Company’s 2007 10-K/A, “A broad survey was used of companies with similar revenue, headcount and market capitalization.  Specific comparable and identifiable companies were not used as the resources required for selecting and conducting a narrow survey was not justified by the total compensation budget and stage of development of the company.”

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The Company will provide more specific disclosure regarding its compensation committee’s process of selecting a broad ranging survey in the amended 10-Kit intends to file and in future filings.  The revised disclosure is included in Appendix L to this letter.

21.
Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate and individual performance  that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. For instance, you should discuss the measures used to determine base salaries, disclose what you use to evaluate the “financial situation of your company” in determining cash bonuses, describe the nature of the performance and accomplishments that were the basis for the cash bonuses, disclose the identity of the competitors whose equity grants you considered, and describe the specific elements of corporate performance you used to determine your equity grants. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. You should also disclose how difficult it will be for you to achieve the target levels or other factors, providing as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

The Company’s Compensation Committee did not implement a bonus program with specific items of corporate or individual performance in 2007, and all bonus awards were awarded at the sole discretion of the Compensation Committee.  This is stated in the Company’s 2007 10-K/A on page 7, as follows:

“…a bonus program with specific measures for 2007 was not implemented.  The cash bonuses for 2007 were all discretionary awards recommended by the compensation committed based on the committee’s assessment of executive officers’ performance and accomplishments during the year with input from the Chief Executive Officer.…”

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

 The primary achievements, as considered by the Compensation Committee in awarding the discretionary bonuses, were the Company’s merger with Netintact, its  increase in revenue between 2006 and 2007, financing achievements and,  cost control and employee retention.  The Company will provide more specific disclosure regarding its compensation committee’s process of selecting a broad ranging survey in the amended 10-K it intends to file and in future filings.  The revised disclosure is included in Appendix M to this letter.

22.
Although you provide a general discussion of your policies relating to your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under each element but also provides substantive analysis and insight into how your Compensation Committee determined the actual award amounts.

As previously addressed above, the combination of base salary measurements (question 20) and incentive bonus measurements (question 21) were the primary guidance used by the Compensation Committee in accessing executive remuneration.  The elements were developed by the Compensation Committee to incentivize achievements that would strengthen the Company’s core business and provide opportunity for future growth.

Exhibits 31.3 and 31.4

23.
The exhibit list for your amended annual report on Form 10-K filed on April 30, 2008 states that you have included certifications pursuant to Rule 13a-14(a)/15d-14(a) as exhibits 31.3 and 31.4 to the amended filing. Exhibits 31.3 and 31.4, however are your Section 1350 certifications (which your exhibit list incorrectly indicates were filed as exhibits 32.3 and 32.4 to the amended filing). Please file an amended Form 10-K containing the proper certifications.

The Company advises the Staff that Exhibits 31.3 and 31.4 are, in fact, the required certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a).  However, as  the amended report on Form 10-K contains neither financial statements nor an amendment to the Regulation S-K Item 307 and 308 disclosures regarding the evaluation of disclosure controls and procedures and internal controls for financial reporting, paragraphs 3, 4  and 5 of the  certifications have been omitted.

The Company submits that questions 4 and 5 from the “Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions,” originally issued  November 8, 2002, together with subsequent public remarks by the Staff,  provide support for use of the shortened certifications in these circumstances.  Paragraphs (3), (4) and (5) of the certifications relate to specific disclosures required in the relevant periodic report. The Company believes the basis for the Staff’s remarks and the FAQ’s is Exchange Act Rule 12b-15 which permits amendment of particular Items of a periodic report rather than re-filing the entire periodic report again with any amendment.  Therefore, a certification pertaining to portions omitted from the amended filing (such as financial statements or disclosures regarding the evaluation of disclosure controls and procedures and internal controls for financial reporting) may similarly be omitted in an amended filing.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

The exhibit list to the Company’s 2007 Form 10-K/A incorrectly stated that Section 1350 certifications have been included as exhibits 32.3 and 32.4.  This was a typographical error and Exhibits 32.3 and 32.4 should not have appeared on the exhibit list for this amended report, as those certifications were not required pursuant to Rule 13a-14(b) or Rule 15d-14(b) since the amended filing did not contain financial statements.

Given that the correct exhibits were included with the 2007 Form 10-K/A, the Company respectfully submits that no amendment is required.

*******

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 890-7051 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Paul Eovino
Interim Chief Financial Officer, Chief Accounting Officer

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

Appendix A

Our primary method of differentiation from our competition is our superior DPI technology, which enables service providers advanced identification of network traffic.  However, we also believe we effectively compete with respect to price and service.  Our current products compete most effectively in applications which serve the megabit to two gigabit per second market, commonly referred to as edge applications.  Our current products do not address applications requiring greater than two gigabit per second throughput required by very large providers of communications services commonly referred to as core applications.

We face serious competition from suppliers of standalone DPI products such as Allot Communications, Sandvine, Arbor/Ellacoya and Packeteer (recently acquired by BlueCoat). We also face competition from vendors supplying platform products with some limited DPI functionality, such as switch/routers, routers, session border controllers and VoIP switches. In addition, we face competition from vendors that integrate an advertised "full" DPI solution into their products such as Cisco Systems, Juniper, Ericsson and Foundry.

For a further discussion of risks related to our competition, please see the section of this document titled Risk Factors, which elaborate on a a number of risks including competing against larger companies with greater resources, increasing the productivity of our distribution channels, retaining and adding personnel, expense management increasing the functionality of our products and offering additional features and market growth.

Appendix B

There are certain original equipment manufacturer (“OEM”) sourced components which, if the supplier were to fail to adequately supply to us, our products sales may suffer.

Reliance upon OEMs, as well as industry supply conditions generally involves several additional risks, including the possibility of a shortage of components and reduced control over delivery schedules (which can adversely affect our distribution schedules), and increases in component costs (which can adversely affect our profitability). Most all our hardware products, or the components of our hardware components, are based on industry standards and are therefore available from multiple manufacturers. If our supplier were to fail to deliver, alternative suppliers are available, although qualification of the alternative manufacturers and establishment of reliable suppliers could result in delays and a possible loss of sales, which could affect operating results adversely.  However, in some specific cases we have single-sourced components, because alternative sources are not currently available.  If these components were to become not available, we could experience more significant, though temporary, supply interruptions, delays, or inefficiencies, adversely affecting our results of operations.

Appendix C

Overview

~~Headquartered in Los Gatos, CA, Procera Networks, Inc. ("Procera" or the "Company") is a leading provider of bandwidth management and~~
We are a leading provider of bandwidth management, control and protection products and solutions for broadband service providers worldwide.  ~~Procera’s~~ Our products offer network administrators ~~unique accuracy in identifying applications running on their network, and the ability to optimize the experience of the service provider’s subscribers based on management of the identified traffic.~~of service providers, governments, universities and enterprises intelligent network traffic identification, control and service management solutions.

~~Procera’s solutions are purpose built to provide the most advanced network intelligence.  Procera’s Swedish development team has developed a particularly effective variation of deep packet inspection (“DPI”) technology based on the analysis of packet flows (“DFI”).  Indeed, Procera’s DFI looks at the flow of packets in both directions (which may be occurring on different network paths) to make decisions about application type, and is believed to provide significantly more accurate identification of applications when compared to simpler packet-based (DPI) approaches.  Application identification is the all important starting point for a smart network. PacketLogic is a~~ Our proprietary solution, PacketLogic, offers users the ability to monitor network use on an application and user-specific basis in real-time, and offers real improvements over existing DPI solutions. This capability allows network administrators to maximize network utilization, reducing the need for additional infrastructure investment. PacketLogic's modular, traffic and service management software ~~system that consists of five modules. The base module, which is required in all systems, is the  Surveillance  module. Four other software modules are optional but offering very powerful capabilities, include the  Filtering, Traffic Shaping, Statistics  and  Web Statistics . When these modules are combined with the PacketLogic hardware platform, they deliver a very unique, powerful and scalable network traffic management solution for broadband service providers. Service providers can select from multiple PacketLogic hardware platforms offering a range of configurations and capabilities.~~is comprised of five individual modules: traffic identification and classification, traffic shaping, traffic filtering, flow statistics and web-based statistics.

More than 400 service providers, higher-education institutions and other organizations (with over 1,100 systems installed) have chosen  PacketLogic ™ as their network traffic management solution,

We face serious competition from suppliers of standalone DPI products such as Allot Communications, Sandvine, Arbor/Ellacoya and Packeteer (recently acquired by BlueCoat). We also face competition from vendors supplying platform products with some limited DPI functionality, such as switch/routers, routers, session border controllers and VoIP switches. In addition, we face competition from vendors that integrate an advertised "full" DPI solution into their products such as Cisco Systems, Juniper, Ericsson and Foundry.

Most of our competitors are larger, more established and have substantially greater financial and other resources.  Some competitors may be willing to reduce prices and accept lower profit margins to compete with us.  As a result of this competition, we could lose market share and sales, or be forced to reduce our prices to meet competition.  However, we do not believe there is an entrenched dominant supplier in our market. Based on our belief in the superiority of our technology, we see an opportunity for us to capture meaningful market share and benefit from what we believe will be strong growth in the DPI market.

On August 18, 2006, ~~Procera~~we acquired the stock of Netintact AB, a Swedish corporation.  On September 29, 2006, ~~Procera~~we acquired the effective ownership of the stock of Netintact PTY, an Australian company ~~(“ Netintact PTY ”).~~ . During the three months ended October 1, 2006, we emerged from the development stage.

As a result of the Netintact AB and Netintact PTY transactions, ~~the~~our core products and business ~~of Procera~~ have changed dramatically.  Netintact~~’~~'s flagship product and technology, PacketLogic, now forms the core of ~~Procera’s~~our product offering.  ~~The company sells its~~ We sell our products through ~~its~~our direct sales force, resellers, distributors, and ~~system~~systems integrators in the Americas, Asia Pacific, and Europe. ~~PacketLogic is deployed at more than 400 broadband service providers (“BSP’s”), telephone companies, colleges and universities worldwide. The common stock of Procera is listed on the American Stock Exchange under the trading symbol “PKT”.~~

We continue to monitor the current unfavorable and uncertain domestic and global economic conditions, and the potential impact on IT spending, including spending for the products we sell. While we believe that our products may be less affected by current conditions than many network products, we believe that our customers are more carefully scrutinizing spending decisions, which could negatively impact our future revenues.

Appendix D

Revenue Recognition

Our most common sales involve the integration of our software and a hardware appliance.  The software is essential to the functionality of the product.  We account for this revenue in accordance with Statement of Position, or SOP, 97-2,  Software Revenue Recognition , as amended by SOP 98-9,  Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,  for all transactions involving software. We recognize product revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer resulting in the existence of persuasive evidence of an arrangement; (2) when product title transfers to the customer as identified by the passage of responsibility in accordance with Incoterms 2000; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable.

Our product revenue consists of revenue from sales of our appliances and software licenses. Product sales include a perpetual license to our software. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.  Virtually all of our sales include support services which consist of software updates and customer support. Software updates provide customers access to a constantly growing library of electronic internet traffic identifiers (signatures) and rights to non-specific software product upgrades, maintenance releases and patches released during the term of the support period. Support includes internet access to technical content, telephone and internet access to technical support personnel and hardware support.

Receipt of a customer purchase order is the primary method of determining persuasive evidence of an arrangement exists.

Delivery generally occurs when product title has transferred as identified by the passage of responsibility per the International Chamber of Commerce shipping term (INCOTERMS 2000).  Our standard delivery terms are when product is delivered to a common carrier from Procera, or its subsidiaries (ex-works).  However, product revenue based on channel partner purchase orders are recorded based on sell-through to the end user customers until such time as we have established significant experience with the channel partner’s ability to complete the sales process. Additionally, when we introduce new products for which there is no historical evidence of acceptance history, revenue is recognized on the basis of end-user acceptance until such history has been established.

Since our customer orders contain multiple items such as hardware, software, and services which are delivered at varying times, we determine whether the delivered items can be considered separate units of accounting as prescribed under Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).  EITF 00-21 states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in our control.

In these circumstances, we allocate revenue to each separate element based on its vendor specific objective evidence of fair value (“VSOE”). Through December 31, 2007, in virtually all of our contracts, the only elements that remained undelivered at the time of product delivery were post contract hardware and software support and unspecified software updates.  We determine VSOE for PCS based on sales prices charged to customers based upon renewal pricing for PCS.  Each contract or purchase order that we enter into includes a stated rate for PCS. The renewal rate is equal to the stated rate in the original contract. We have a history of such renewals, the vast majority of which are at the stated renewal rate on a customer by customer basis.

When we are able to establish VSOE for all elements of the sales order we separate the deferred items accordingly.  Revenue is recognized on the deferred items using either the completed-performance or proportional-performance method depending on the terms of the service agreement.  When the amount of services to be performed in the last series of acts is so significant in relation to the entire service contract, that performance is deemed not to have occurred until the final act is completed or when there are acceptance provisions based on customer-specified objectives.  Under these conditions, we use the completed-performance method of revenue recognition which is measured by the customer’s acceptance.  We use the proportional-performance method of deferred revenue recognition when a service contract specifies activities to be performed by the Company and those acts have been repeatedly demonstrated to be within our core competency.   Under this scenario, post contract support revenue is recognized ratably over the life of the contract.  The majority of the revenue associated with our post contract support and service contracts is recognized under the proportional-performance method using the straight line method with the revenue being earned over the life of the contract. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When the undelivered element for which we do not have a fair value is support, revenue for the entire arrangement is bundled and recognized ratably over the support period.

In certain contracts, billing terms are agreed upon based on performance milestones such as the execution of measurement test, a partial delivery or the completion of a specified service.  Payments received before the unconditional acceptance of a specific set of deliverables are recorded as deferred revenue until the conditional acceptance has been waived.

Our fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of our contracts do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 90 days. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

We assess the ability to collect from our customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met.

Appendix E

	Fiscal Year Ended (1) (all data in thousands except income (loss) per share)
	2007	2006	2005	2004	2003
Consolidated Statement of Operations Data:
Product revenue	$5,662	$1,764	$255	$98	$32
Service revenue	1,011	150	--	--	--
Net revenue	6,673	1,914	255	98	32

Product cost of goods sold	3,928	1,139	308	161	62
Service cost of goods sold	451	184	--	--	--
Cost of goods sold (2) (3)	4,379	1,323	308	161	62

Gross Profit	2,293	591	(53)	(63)	(30)
Operating expenses
Research and development (2)	3,151	3,065	2,605	2,157	1,376
Sales and marketing (2) (3)	7,825	2,565	1,753	901	341
General and administrative (2) (3)	4,923	2,724	2,339	3,227	1,151
Total operating expenses	15,899	8,354	6,697	6,285	2,868
Operating income (loss)	(13,606)	(7,763)	(6,750)	(6,348)	(2,898)
Total other income (expense), net	52	8	11	(15)	(344)
Income (loss) before income taxes	(13,554)	(7,755)	(6,739)	(6,363)	(3,242)
Provision (benefit) for income taxes	1,073	252	—	—	—
Net income (loss)	$(12,481)	$(7,503)	$6,739)	$6,363)	$(3,242)
Net income (loss) per share:
Basic	$(0.17)	$(0.15)	$(0.22)	$(0.27)	$(0.30)
Diluted	$(0.17)	$(0.15)	$(0.22)	$(0.27)	$(0.30)
Shares used in computing basic and diluted net income (loss) per share:	71,422	50,444	30,445	23,593	10,700

(3)  Includes amortization of intangibles as follows:

(in thousands)	2007	2006	2005	2004	2003
Cost of goods sold	$1,526	$509	$--	$--	$--
Sales and marketing	1,439	475	--	--	--
General and administrative	741	244	--	--	--
Total	$3,706	$1,228	$--	$--	$--

PROCERA NETWORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2007 DECEMBER 31, 2006, AND JANUARY 1, 2006

	Years Ended December
	Dec 31	Dec 31	Jan 1
	2007	2006	2006
Product revenue	$5,661,945	$1,763,827	$254,809
Service revenue	1,010,596	150,603	--
Net revenue	6,672,541	$1,914,430	254,809

Product cost of goods sold	3,927,659	1,139,455	307,799
Service cost of goods sold	451,402	183,579	--
Cost of goods sold	4,379,061	1,323,034	307,799

Gross Profit	2,293,480	591,396	(52,990)

Operating expenses:
Research and development	3,151,438	3,065,266	2,604,897
Sales and marketing	7,824,581	2,565,445	1,752,886
General and administrative	4,923,204	2,723,641	2,338,720

Total operating expenses	15,899,223	8,354,352	6,696,503

Loss from operations	(13,605,743)	(7,762,956)	(6,749,493)
Interest and other income, net	51,858	7,904	10,578

Loss before provision for income taxes	(13,553,885)	(7,755,052)	(6,738,915)
Income tax benefit	1,072,515	251,573	–
Net loss after tax	$(12,481,370)	$(7,503,479)	$(6,738,915)
Other comprehensive income: Change in foreign currency translation adjustment	62,480	14,381	-

Comprehensive loss	(12,418,890)	(7,489,098)	$(6,738,915)

Basic and diluted net loss per share	$(0.17)	$ $(0.15)	$(0.22)

Shares used in computing basic and antidilutive net loss per share	71,422,184	50,443,688	30,445,423

Includes amortization of acquisition costs as follows:

	Dec 31,	Dec 31,	Jan 1,
	2007	2006	2005
Cost of goods sold	$1,526,000	$508,667	$--
Sales and marketing	1,439,000	474,595	--
General and administrative	741,333	244,499	--
Total	$3,706,333	$1,227,761	$--

Appendix F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 3)

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2006

PROCERA NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-49862	33-0974674
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

100 C Cooper Court
Los Gatos, California 95032

(Address of principal executive offices)
(408) 354-7200

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amended Current Report on Form 8-K/A amends and supplements the Current Report on Form 8-K filed by the Registrant on August 31, 2006, as amended and supplemented by the Amended Current Report on Form 8-K/A filed by the Registrant on November 3, 2006 and the Amended Current Report on Form 8-K/A filed by the Registrant on March 8, 2007 (as amended, the “Previous Report”).  Item 9.01 of the Previous Report is hereby amended to provide a revised Exhibit 99.1 to add the opinion of Registrant’s independent accountants, identification and reconciliation between Swedish and US generally accepted accounting principals,  clarification that the financial statements were audited in accordance with US generally accepted accounting standards and an amended Exhibit 99.2 to provide a revision of Proforma statements to reflect the final purchase price and allocation of acquisition amortization.

Item 9.01	Financial Statements and Exhibits

(a)	Financial statements of business acquired.

The Audited Financial Statements of Netintact and its subsidiary as of and for the years ended June 30, 2005 and June 30, 2006 are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

(b)	Pro forma financial information.

The unaudited pro forma combined balance sheet as of October 1, 2006 and the unaudited proforma combined statements of operations for the year ended January 1, 2006 and the nine months ended October 1, 2006 are presented in condensed format and are based on the historical financial statements of Procera Networks, Inc. (“Procera”), Netintact AB and Netintact PTY (collectively “Netintact”) after giving effect to Procera’s acquisition of Netintact are attached hereto as Exhibit 99.2 and are incorporated by reference

(c)	Exhibits

The following exhibits are furnished in accordance with Item 601 of Regulation S-K.

Exhibit No.	Description
2.1*	First Amended and Restated Stock Exchange Agreement and Plan of Reorganization by and between Procera and the Sellers of Netintact dated August 18, 2006
2.2*	Form of Closing Date Warrant Agreement dated August 18, 2006
2.3*	Form of Incentive Warrant Agreement dated August 18, 2006
2.4*	Lockup Agreement dated August 18, 2006
2.5*	Voting Agreement dated August 18, 2006
2.6*	Escrow Agreement
23.1	Consent of Ohrlings PricewaterhouseCoopers AB
99.1	Audited Consolidated Financial Statements of Netintact AB, a Swedish corporation, and its subsidiary, as of and for the year ended June 30, 2006 and June 30, 2005
99.2
The unaudited pro forma combined balance sheet as of October 1, 2006 and the unaudited pro forma combined statements of operations for the year ended January 1, 2006 and the nine months ended October 1, 2006 are presented in condensed format and are based on the historical financial statements of Procera Networks, Inc. (“Procera”) and Netintact AB and Netintact PTY (collectively “Netintact”) after giving effect to Procera’s acquisition of Netintact.

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: November 26, 2008	PROCERA NETWORKS, INC.,

By: /s/ Paul Eovino
Name: Paul Eovino Title: Principal Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1*	First Amended and Restated Stock Exchange Agreement and Plan of Reorganization by and between Procera and the Sellers of Netintact dated August 18, 2006
2.2*	Form of Closing Date Warrant Agreement dated August 18, 2006
2.3*	Form of Incentive Warrant Agreement dated August 18, 2006
2.4*	Lockup Agreement dated August 18, 2006
2.5*	Voting Agreement dated August 18, 2006
2.6*	Escrow Agreement
23.1	Consent of Ohrlings PricewaterhouseCoopers AB
99.1	Audited Consolidated Financial Statements of Netintact AB, a Swedish corporation, and its subsidiary, as of and for the year ended June 30, 2006 and June 30, 2005
99.2
The unaudited pro forma combined balance sheet as of October 1, 2006 and the unaudited pro forma combined statements of operations for the year ended January 1, 2006 and the nine months ended October 1, 2006 are presented in condensed format and are based on the historical financial statements of Procera Networks, Inc. (“Procera”) and Netintact AB and Netintact PTY (collectively “Netintact”) after giving effect to Procera’s acquisition of Netintact.

* Previously filed.

Exhibit 23.1

Öhrlings

PRICEWATERHOUSECOOPERS LLC

CONSENT OF INDEPENDENT ACCOUNTANTS
 We hereby consent to the use in this Current Report on From 8-K/A of our reports dated June 30, 2005 and June 30, 2006 relating to the financial statements of Netintact AB, a Swedish corporation.

Leif H. Birgersson
/s/ Öhrlings PricewaterhouseCoopers AB
Sweden
November 25, 2008

EXHIBIT 99.1
REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Netintact AB:
We have audited the accompanying consolidated balance sheets of Netintact AB and its subsidiary as of 30 June 2006 and 30 June 2005, and the related consolidated statements of income and of cash-flows for the years then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position for Netintact AB and its subsidiary at 30 June 2006 and 30 June 2005, and the results of their operations and their cash flows for the years then ended in conformity with Swedish GAAP.
Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

Falkenberg, Sweden
27 November 2006
Ohrlings PricewaterhouseCoopers AB

/s/ Christer Andersson	/s/ Leif H Birgersson
Christer Andersson	Leif H Birgersson
Authorised Public Accountant	Authorised Public Accountant

Consolidated Income Statement	Note	1 Jul 2005 -30 Jun 2006		1 Jul 2004 -30 Jun 2005

Net sales	2		$2,500,914		$2,321,919
Other operating income			$4,903		$6,838
			$2,505,817		$2,328,757

Operating expenses
Goods for resale		$	- 478,618	$	- 358,388
Other external expenses	3,4	$	- 667,528	$	- 654,285
Personnel costs	5	$	- 1,135,617	$	- 908,092
Depreciation and write-down of tangible and amortisation and write-down of intangible fixed assets	6	$	- 49,159	$	- 37,072
Total operating expenses		$	- 2,330,922	$	- 1,957,837

Operating income			$174,895		$370,920

Income from financial items
Interest income and similar profit/loss items			$4,731		$1,638
Interest expenses and similar profit/loss items		$	- 2,658	$	- 1,245
Total Income from financial items			$2,073		$393

Income after financial items			$176,968		$371,313

Tax on profit for the year	7	$	- 56,753	$	- 106,603
Minority share of net profit for the year		$	- 55,194		-
Net profit for the year			$65,021		$264,710

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	Note	30 Jun 2006	30 Jun 2005

Assets

Fixed assets

Tangible fixed assets
Equipment, tools, fixtures and fittings	6	$163,540	$86,846

Financial fixed assets
Participations in associated companies	8	-	$79,531
Total fixed assets		$163,540	$166,277

Current assets

Inventories, etc.
Goods for resale		$133,171	$101,369

Current receivables
Accounts receivable - trade		$612,979	$413,617
Receivables with Group companies		$65,169	-
Deferred tax recoverable		-	$65,235
Current income taxes recoverable		$13,892	-
Other current receivables		$2,870	$3,502
Prepaid expenses and accrued income	9	$50,786	$45,029
		$745,696	$527,383

Cash and bank balances		$214,843	$407,967
Total current assets		$1,093,710	$1,036,719
Total assets		$1,257,250	$1,202,996

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets	Note	30 Jun 2006	30 Jun 2005

Equity and liabilities

Equity	10

Restricted equity
Share capital (100,000 shares with quotient value SEK1)		$13,784	$13,784
Restricted reserves		$70,454	$72,266
Statutory reserve		$2,756	$2,756
		$86,994	$88,806

Non-restricted equity
Profit brought forward		$302,445	$46,949
Net profit for the year		$65,021	$264,710
		$367,466	$311,659
Total equity		$454,460	$400,465

Minority interest		$55,194	-

Provisions
Provisions for taxes		$32,033	$44,499

Long-term liabilities
Other long-term liabilities		$34,461	$20,579

Current liabilities
Accounts payable - trade		$90,056	$56,737
Current Income tax liabilities		$45,764	$75,210
Other current liabilities		$84,351	$109,631
Accrued expenses and deferred income	11	$460,931	$495,875
Total current liabilities		$681,102	$737,453
Total equity and liabilities		$1,257,250	$1,202,996

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements	Note	1 Jul 2005 -30 Jun 2006		1 Jul 2004 -30 Jun 2005

Cash flow from operating activities
Operating profit/loss before financial items			$174,895		$370,920
Depreciation	6		$49,159		$37,072

Interest received			$4,455		$1,638
Interest paid		$	- 2,658	$	- 1,245
Income tax paid		$	- 47,363	$	- 44,099
			$178,763		$364,286

Increase/decrease in inventories		$	- 31,803		$21,384
Increase/decrease in accounts receivable		$	- 210,345	$	- 159,797
Increase/decrease in other current receivables		$	- 70,294		$15,577
Increase/decrease in accounts payable			$33,319	$	- 20,048
Increase/decrease in other current operating liabilities		$	- 60,224		$215,160
Cash flow from operating activities		$	- 160,584		$436,561

Investing activities
Investments in tangible fixed assets	6	$	- 80,484	$	- 10,758
Sales of tangible fixed assets			$574		$2,061
Investments in other financial fixed assets			-	$	- 79,531
Disposal/amortisation of other financial fixed assets			$79,531		-
Cash flow from investing activities		$	- 379	$	- 88,228

Financing activities
Repayment of long-term borrowings		$	- 32,161	$	- 7,369
Cash flow from financing activities		$	- 32,161	$	- 7,369

Cash flow for the year		$	- 193,124		$340,964
Cash and cash equivalents at beginning of the year			$407,967		$67,003
Cash and cash equivalents at year-end			$214,843		$407,967

Additional cash flow information
Interest paid			$-2,654		$-1,243
Significant non-cash transactions: Investments in tangibles assets via leasing arrangements:			$45,966

The accompanying notes are an integral part of these consolidated financial statements.

Notes for Group

Note 1	Accounting and valuation principles

This annual report has been prepared in accordance with the Swedish Annual Accounts Act and the general advice and guidelines of the Swedish Accounting Standards Board.  The Group has the possibility to follow a standard issued by the Swedish Financial Accounting Standards Council and has specifically stated where it has done so. The accounting principles remain unchanged compared with the previous year.

Consolidated accounts
The consolidated accounts include subsidiaries in which the Parent Company, either directly or indirectly, holds more than 50 percent of the votes or in any other manner exercises a controlling influence.

The Group's annual accounts have been prepared in accordance with the purchase method, which entails that subsidiaries' equity at the time of acquisition, established as the difference between the fair value of the assets and liabilities, is eliminated in its entirety. The Group's equity includes, therefore, only that portion of the subsidiaries' equity which has arisen after the acquisition.

The parent company's foreign subsidiary is classified as an independent subsidiary, which is the reason the current method is applied to the translation of the subsidiary’s annual accounts. This implies that the assets and liabilities of the foreign subsidiary are translated at the closing rate of exchange and equity using historical rates. All items included in the income statement are translated at the average exchange rate for the year. Translation differences are charged directly to the Group's equity.

Internal gains are eliminated in their entirety.

Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Participations in associated companies are reported in the annual accounts at acquisition cost, with deductions for any write-downs. Only those dividends received from profits accruing after the acquisition of an associated company are reported as income from associated companies.

Foreign currencies
Assets and liabilities in foreign currency are valued at the closing rate of exchange.  Transactions in foreign currencies are translated at the spot rate on transaction date.  Any difference between the closing rate of exchange and the spot rate is booked to the income statement.

Net Sales
Net sales are recognized when persuasive evidence of an arrangement exists, delivery of the software and hardware or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable.  Sales of software and hardware have been recognized in conjunction with the delivery of the product to the customer in accordance with the terms of sale.  Sales of support service arrangements are recognized ratably over the support service period, which normally is one year.  Sales are reported at net value after VAT, discounts and exchange rate differences when sales are made in foreign currencies.  Intra-group sales are eliminated in the consolidated accounts.

Other earned income is recognised as revenue as follows:
Interest income: in accordance with the effective yield

Income tax
Reported income tax includes tax, which shall be paid or received, regarding the current year and adjustments concerning the previous years' current taxes and shares of associated companies' taxes.

Tax liabilities and receivables are valued according to the amount that the company deems should be paid to or received from the Swedish Tax Agency. The assessment is made according to the tax regulations and tax rates, which have been determined or that has been announced and is likely to be adopted.

The tax effects for the items reported in the income statement are also reported in the income statement. The tax effects of items that are accounted for directly against equity are also reported directly against equity.

Deferred tax assets and liabilities (provision for taxes) are recorded to recognize temporary differences between the financial reporting basis and tax reporting basis of assets and liabilities.  The Company records a deferred tax asset related to future loss carry-forwards when it is probably that it can be realized in the future.

Tangible fixed assets
Tangible fixed assets are reported at acquisition cost reduced by the amount of depreciation. Expenses for improving the performance of the assets beyond their original level increase the asset's reported value. Expenses for repairs and maintenance are reported as costs.

Tangible fixed assets are depreciated systematically over their estimated useful lifetimes. If applicable, the residual value of the assets is taken into consideration when determining the amount of depreciation of the assets.

The straight-line method of depreciation is utilised for all types of tangible assets. The following periods of depreciation are applied:

Equipment, tools, fixtures and fittings	3-7 years

Write-downs
When there is an indication that the value of an asset or a group of assets has declined, an assessment is made of the reported value(s). In those cases in which the reported value exceeds the estimated recoverable amount, the reported value is immediately written down to the recoverable amount.

A previous write-down of an asset is reversed when there is a change in the assumptions which formed the basis of determining the recoverable amount at the point in time of the write-down. The reversed amount increases the asset's reported value, but to a maximum of the value the assets would have had (after deductions for standard depreciation) if no write-down had taken place.

Leasing agreements

Leasing agreements are accounted for in accordance with the Swedish Financial Accounting Standard Council's standard Leasing Arrangements 6:99.

Leases are classified as finance leases when the Group essentially has all the risks and rewards incidental to ownership. At the commencement of the lease term the Group records an asset and a liability equal to the present value of future minimum lease payments. The asset is depreciated over the shorter period of the lease term and its useful life.

All other leases are operating leases. Operating lease fees are expensed on a straight-line basis over the period of the lease.

Financial instruments
Financial instruments reported in the balance sheet include cash and bank balances,  receivables,and accounts payable - trade. Market values are deemed  to correspond with the book value.

Accounts receivable
Accounts receivable are reported as current assets at the amounts expected to be received after deductions for individually-assessed bad debts.

Receivables
Receivables with due dates later than 12 months after balance sheet date are reported as fixed assets. Other receivables are reported as current assets. Receivables are reported in the amounts that, on the basis of individual assessment, are estimated to be received.

Inventories
Inventories are valued, using the first-in,first-out method, at the lower of acquisition cost or net realisable value on balance sheet date. Collective valuations are applied to homogeneous types of goods.

Provisions
Provisions are reported when the company has a legal or informal duty to do so as a result of past events, when it is more probable that an outflow of resources is required to settle the obligation than would have been required if payment were not made, and when it has been possible to calculate the amount in a reliable manner. Provisions for restructuring are established when a company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement a plan or announcing its main features to those affected by it.

Note 2	Net sales and other operating income

Net sales are mainly attributable to the Swedish market. For the subsidiary, net sales are mainly attributable to the Australian market.

Note 3	Remuneration to auditors

	1 Jul 2005 -30 Jun 2006	1 Jul 2004 -30 Jun 2005

Hallandsrevisorn

Audit	$689	$2,757
Assignments other than audit assignment	$4,573	$5,791
Total	$5,262	$8,548

Ohrlings PricewaterhouseCoopers

Audit	$2,068	-
Assignments other than audit assignment	$1,378	-
Total	$3,446	0

Southpoint

Assignments other than audit assignment	$9,653	$13,730
Total	$9,653	$13,730

Note 4	Operating leasing charges

	Group
	1 Jul 2005 -30 Jun 2006	1 Jul 2004 -30 Jun 2005

Leasing charges (excluding rent for premises)	$28,071	$29,552

Payments of future minimum lease payments for the next five years are as follows:

	1 Jul 2005 -30 Jun 2006	1 Jul 2004 -30 Jun 2005

1year <	$20,411	$28,064
Between 1-5 years	-	$20,411

Note 5	Average number of employees, salaries, other remuneration and social security contributions

	1 Jul 2005 - 30 Jun 2006	1 Jul 2004 -30 Jun 2005

Average number of employees

Women	2	2
Men	16	14
Total	18	16

Salaries and other remuneration amount to:
The Board and Managing Director	$397,533	$348,815
Other employees	$374,462	$253,513
Total salaries and remuneration	$771,995	$602,328

Statutory and contractual social security contributions	$204,058	$204,058
Pension costs (of which SEK 404,082 (SEK 344,794) for the Board and Managing Director)	$65,672	$58,484
Total salaries, remuneration, social security contributions and pension costs.	$1,041,712	$864,870

Members of the Board and senior management

	30 June 2006
	Number on balance sheet date	of whom men
Group (including subsidiaries)

Members of the Board	7	100%
Managing Director and other senior managers	2	100%

Note 6	Equipment, tools, fixtures and fittings

	30 Jun 2006		30 Jun 2005

Opening acquisition cost		$209,102		$203,312
-Purchases		$126,527		$10,758
-Sales and disposals	$	- 4,969	$	- 4,969
Closing accumulated acquisition cost		$330,660		$209,101

Opening depreciation	$	- 122,355	$	- 88,191
-Sales and disposals		$4,395		$2,908
Depreciation for the year	$	- 49,159	$	- 37,072
Closing accumulated depreciation	$	- 167,119	$	- 122,355
Closing residual value according to plan		$163,540		$86,746

Purchases include capital lease acquisitions.

Note 7	Tax on profit for the year

	1 Jul 2005 -30 Jun 2006		1 Jul 2004 -30 Jun 2005

Current tax for the year, 28%	$	- 3,984	$	- 80,852
Deferred tax liabilities	$	- 52,769	$	- 25,751
Total	$	- 56,753	$	- 106,603

Note 8	Participations in associated companies

	Group
	30 Jun 2006		30 Jun 2005

Accumulated acquisition cost		$79,531	-
-Purchases		-	$79,531
-Sales	$	- 79,531	-
Closing acquisition cost		0	$79,531

 The Parent company owned some stock in a Swedish and an Israeli company. The stock in the two companies was sold at fair value, which equaled acquisition cost, during the fiscal year ending June 30th, 2006.

Note 9	Prepaid expenses and accrued income

	30 Jun 2006	30 Jun 2005

Prepaid rent	$15,537	$10,918
Accrued interest income	$1,384	$1,174
Other items	$33,865	$32,963
Total	$50,786	$45,055

Note 10	Change in equity

	Share capital	Restricted reserves	Non-restricted reserves and net profit for the year		Total
Opening balance, 1 July 2004	$13,784	$75,023		$46,260		$135,067
Change in translation difference attributable to existing subsidiaries	-	-		$689		$689
Net income for the year	-	-		$264,709		$264,709
Equity, 30 June 2005	$13,784	$75,023		$311,658		$400,465

Change in translation difference attributable to existing subsidiaries	-	$-1,812	$	- 9,076	$	- 10,888
Appropriation of profits according to resolution of extraordinary general meeting of shareholders Dividends	-	-	$	- 138	$	- 138
Net income for the year	-	-		$65,021		$65,021
Equity, 30 June 2006	$13,784	$73,211		$367,465		$454,460

Note 11	Accrued expenses and deferred income

	30 Jun 2006	30 Jun 2005

Prepaid support income	$233,133	$274,165
Accrued salary expenses	$92,192	$108,161
Accrued social security contributions	$65,023	$51,717
Other items	$70,583	$61,832
Total	$460,931	$495,875

Note 12   US GAAP Information

The accompanying consolidated financial statements of the Company have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain material respects from US GAAP.

There are no differences that have significant effect on the consolidated net income (loss) and the shareholders' equity that affect the Company's consolidated net income (loss) for the years ended and consolidated shareholders' equity as of June 30, 2005 and 2006.

Below is a discussion presenting the principal differences between Swedish GAAP and US GAAP that are significant to the Company's consolidated financial statements.

Consolidated net income	2006	2005

Net profit for the year according to Swedish GAAP	$64,872	$264,272
Adjustments before taxes:	-	-
Taxes on above adjustments	-	-
Net income according to US GAAP	$64,872	$264,272

Equity	2006	2005

Total equity according to Swedish GAAP	$453,710	$399,803
Adjustments before taxes:	-	-
Taxes on above adjustments	-	-
Total equity according to US GAAP	$453,710	$399,803

Supplementary US GAAP Information

Taxes

Under US GAAP, Netintact records deferred taxes on temporary differences between the book and tax basis of assets and liabilities as well as operating losses carry forwards.

Under US GAAP a deferred tax asset is recognized only on the extent that it is more likely than not that future taxable profits will be available against with the asset can be utilized. Deferred tax asset is then reduced by a valuation if it is more likely than not that some portion or all, of the deferred tax asset will not be realized. There is no significant difference between U.S and Swedish accounting principles regarding deferred tax accounting.

Pensions

Netintact's pension commitments are defined contribution plans in which regular payments are made to independent authorities or bodies that administer pension plans.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting periods. The actual future outcomes could differ from those estimates.

Recently issued accounting standards

Swedish GAAP

There are at present no recently issued accounting standards under Swedish GAAP.

US GAAP

The following are expected effects of new US GAAP accounting pronouncements.

In December 2004 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"). SFAS No. 123(R) requires compensation cost relating to unvested share-based payment transactions that are outstanding as of the effective date and newly issued transactions to be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) supersedes SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("Opinion 25"). Public entities will be required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005, which is effective with the Company's first quarter of fiscal 2007. The standard does not currently have any impact on the Company's Consolidated Financial Statements, since the Company does not have any share-based plans.

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe that SFAS No. 155 will not have any impact on our Consolidated Financial Statements.

In March 2006, FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets— an amendment of FASB Statement No. 140. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. We do not believe that SFAS No. 155 will have any impact on our Consolidated Financial Statements

In May 2005, the FASB issued SFAS No 154, Accounting Changes and Error Corrections— A replacement of APB Opinion No 20 and FASB Statement No. 30 (SFAS 154). SFAS 154 changes the requirement for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The provisions in SFAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15,2005, which is effective with the Company's first quarter of fiscal 2007. We do not believe that, upon adoption, SFAS No. 154 will have a material impact on our Consolidated Financial Statements, however, after adoption, if a change in accounting principle is made, SFAS no. 154 could have a material impact on our Consolidated Financial Statements.

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition, measurement and disclosure of tax positions that a company has taken or expects to be take on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and transition. Interpretation 48 is effective for fiscal years beginning after December 15,2006, with early adoption permitted. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated results of operations and financial condition.

In September 2006, FASB issued SFAS No. 157 Fair Value Measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15,2007. The Company will evaluate whether the adoption of SFAS No. 157 will have a material effect on its consolidated results of operations and financial condition.

In September 2006, FASB issued SFAS No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R). An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15,2006. The Company does not currently have a defined benefit plan. The Company will evaluate the provisions of the standard, but do not anticipate that it will have any effect on its consolidated results of operations and financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered whenquantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The guidance is applicable for fiscal years ending after November 15, 2006. The Company does not believe the adoption of SAB 108 will have a material impact on its financial position or results of operations.

Varberg, 27 November 2006

/s/ Sven-Erik Nowicki	/s/ Jon Linden
Sven-Erik Nowicki	Jon Linden
Managing Director

/s/ Douglas J. Glader	/s/ Thomas H. Williams
Douglas J. Glader	Tom H Williams
Chairman of the Board

Exhibit 99.2

PROCERA NETWORKS, INC.
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined balance sheet as of October 1, 2006 and the unaudited pro forma combined statements of operations for the year ended January 1, 2006 and the nine months ended October 1, 2006 are presented in condensed format and are based on the historical financial statements of Procera Networks, Inc. (“Procera), Netintact AB and Netintact PTY (collectively “Netintact”) after giving effect to Procera’s acquisition of Netintact (the “Acquisitions”) using the purchase method of accounting.

The unaudited pro forma combined balance sheet as of October 1, 2006 is presented as if the Acquisitions occurred on October 1, 2006. The unaudited pro forma combined statements of operations are presented as if the Acquisitions had taken place on January 1, 2005. For additional information, please see the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial statements.

The Acquisitions have been accounted for under the purchase method of accounting. Under the purchase method of accounting, the total purchase price presented in the accompanying unaudited pro forma combined financial statements was allocated to the assets acquired and liabilities assumed based on their estimated fair values.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Procera and Netintact been a combined company during the respective periods presented. The unaudited pro forma combined financial statements, including notes thereto, should be read in conjunction with Procera’s historical consolidated financial statements included in its Current report on Form 10-KSB (Amendment Number 1) filed on August 28, 2006 and its form 10-QSB for the 9 month period ended October 1, 2006 filed on November 20, 2006.

PROCERA NETWORKS, INC
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of October 1, 2006

	Historical		Pro Forma
	Procera	Netintact	Adjustments		Combined
Assets
Cash and equivalents	1,279,205	410,057	-		1,689,262
Acc Receivable	106,132	615,320	-		721,452
Accounts Receivable Interco	-	35,856	(35,856)	(a)
Inventory	59,017	170,525	-		229,542
Prepaid & Other	57,179	78,979	-		136,158
Current Assets	1,501,533	1,310,737			2,776,414

PP&E	7,508,841	176,827			7,685,668
Intangibles	4,578,000	-	(829,941)	(b)	3,748,059
Other Assets	1,056,128		-		1,056,128
Total Assets	14,644,502	1,487,564			15,266,269

Liabilities & Equity
Accounts Payable	233,620	212,927	(61,528)	(c)	385,019
Deferred Revenue	30,048	207,858	-		237,906
Accrued Liabilities	252,723	262,510	-		515,233
Note Payable	-	-	-
Current Liabilities	516,391	683,295			1,138,158
Deferred Tax Liability	3,118,852				3,118,852
Deferred Rent	21,765	-	-		21,765
Other Long term	-	-	-
Total Liabilities	3,657,008	683,295			4,278,775

Capital	34,411,942	100,251	(100,251)	(d)	34,411,942
Minority Interest	-	151,319	(151,319)	(e)
Accumulated Loss	(23,424,448)	552,699	(552,699)	(f)	(23,424,448)
Total Equity	10,987,494	804,269			10,987,494
Total Liabilities & Equity	14,644,502	1,487,564			15,266,269

PROCERA NETWORKS, INC
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended January 1, 2006

	Historical		Pro Forma
	Procera	Netintact	Adjustments		Combined
Sales	254,809	2,417,287			2,672,096
COGS	307,799	418,503	1,526,000	(g)	2,252,302
Margin	(52,990)	1,998,784			1,945,794

Engineering	2,604,897	848,562			3,453,459
Sales & Marketing	1,752,886	728,456	1,439,000	(g)	3,920,342
G&A	2,338,720	148,859	741,333	(g)	3,228,912
Operating Expense	6,696,503	1,725,877			10,602,713

Interest (exp)	10,578	1,233			11,811
Net Before Tax	(6,738,915)	274,140			(10,171,108)

Minority Int	-	(27,597)	27,597	(h)	-
Tax	-	(81,678)			(81,678)
Net After Tax	(6,738,915)	164,865			(10,252,786)

PROCERA NETWORKS, INC
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended October 1, 2006

	Historical		Pro Forma
	Procera	Netintact	Adjustments		Combined
Sales	245,919	1,930,593			2,176,512
COGS	362,880	367,394	1,144,800	(g)	1,874,774
Margin	(116,961)	1,563,199			301,738

Engineering	2,306,573	799,480			3,106,053
Sales & Marketing	1,279,281	529,996	1,079,256	(g)	2,888,527
G&A	1,714,793	80,899	1,598,118	(g)	3,393,870
Operating Expense	5,300,647	1,410,375			9,388,450
Interest (exp)	4,198	2,545			6,743
Net Before Tax	(5,413,410)	155,369			(9,079,969)

Minority Int	-	(121,884)	121,884	(h)	-
Tax	-	(19,957)			(19,957)
Net After Tax	(5,413,410)	13,528			(9,099,926)

PROCERA NETWORKS, INC.
NOTES TO UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRO FORMA PRESENTATION

On August 18, 2006, Procera acquired 100% of the outstanding stock of Netintact AB (“Netintact AB”), a Swedish software company. At the time of its acquisition by Procera, Netintact owned 51% of the outstanding shares of Netintact PTY (“Netintact PTY”), an Australian software company. On September 29, 2006, Procera acquired the remaining 49% of the outstanding shares of Netintact PTY.

Pursuant to the terms of the Stock Exchange Agreement, Procera has committed up to 22,000,000 shares of common stock including 18,297,514 at the close of the acquisitions, 2,876,757 upon the attainment of future milestones, 123,243 incentive warrants and 702,486 warrants. The fair value of common stock issued for the acquisitions, excluding future shares (incentive and milestone related) was $9,444,776.

Procera believes the Netintact companies are desirable and valuable partners due to their strategic customer base, the technology they have incorporated into their software products, and their success in penetrating their markets.

The unaudited pro forma combined balance sheet as of October 1, 2006 is presented as if the Acquisitions had occurred on October 1, 2006. The unaudited pro forma combined statements of operations are presented as if the Acquisitions had taken place on January 1, 2005.

2.	PRELIMINARY PURCHASE PRICE ALLOCATION

The total purchase price of the Acquisitions was a follows;

Following the closing of the Netintact AB and Netintact PTY acquisition transactions, Procera obtained a third-party valuation of the intangible assets contained therein. The third-party valuation allocated the total fair value of common stock for the two acquisitions to intangible assets and net worth as follows:

Investment in customer base	$4,317,000

Investment in management information & related software	2,224,000

Investment in product software	4,578,000
Deferred Tax Benefit	(3,118,852)

Goodwill	960,209

Net Worth Acquired	484,419

Total allocation of purchase price	$9,444,776

3.	PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the Acquisitions were completed on October 1, 2006 for balance sheet purposes and January 1, 2005 for statement of operations purposes and reflect the following pro forma adjustments;

(a)	To eliminate intercompay related balances;

Amount
Intercompany Receivables	$(35,856)

(b)	To Adjust asset valuation for historical items not purchased at acquisition

Amount
Netintact PTY Capital	$(83,841)
Netintact PTY Retained Earnings	(169,743)
Netintact AB Capital	(13,675)
NetIntact AB Statutory Reserve	(2,735)
Netintact AB Retained Earnings	(382,956)
Netintact AB minority interest in Netintact PTY	(151,319)
Intercompany Payables	(61,528)
Intercompany Receivables	35,856
Total	$(829,941)

(c )	To eliminate intercompany Payables

Amount
Intercompany Payables	$(61,528)

(d)	To Eliminate equity not purchased

Amount
Netintact AB Equity	$(13,675)
Netintact AB Statutory Reserve	(2,735)
Netintact PTY Equity	(83,841)
Total	(100,251)

(e)	To Eliminate minority interest not purchased

Amount
Netintact AB minority interest in Netintact PTY	$(151,319)

(f)	To eliminate retained earnings not purchased

Amount
Netintact PTY Retained Earnings	$(169,743)
Netintact AB Retained Earnings	(382,956)
Total	$(552,699)

(g)	Amortize acquired assets

	12 Months Ended	9 Months Ended
	01/01/06	10/01/06
Amortization of Acquired Assets at $ 308,861 per month
Cost of goods sold	$1,526,000	$1,144,500
Sales & Marketing	1,439,000	1,079,250
General & Administrative	741,333	556,000
Less amount included in historical balance
General & Administrative		(157,682)
Total	$3,706,333	$2,622,068

(h)	Elimination of minority interest now fully included in results

	01/01/06	10/01/06
Netintact AB minority interest in Netintact PTY	$27,597	$121,884

4.	PROFORMA NET LOSS PER SHARE

Proforma Period Ended
	January 1,	October 1,
	2006	2006
Numerator - Basic and diluted	$(10,252,786)	$(9,099,926)

Denominator - basic and diluted
Weighted average common shares outstanding	45,829,876	56,984,008
Weighted average unvested common shares subject to repurchase	-	-

Total	45,829,876	56,984,008

Net loss per share - basic and diluted	$(0.22)	$(0.16)

Appendix G

Following the closing of the Netintact AB and Netintact PTY acquisition transactions, Procera conducted a valuation of the intangible assets contained therein.  Procera allocated the total fair value of common stock for the two acquisitions to intangible assets and net tangible assets.  Of the $12.1 million of acquired intangible assets, $1.0 million was assigned to goodwill that is not subject to amortization and the remaining $11.1 million of acquired intangible assets have a weighted-average useful life of approximately 3 years. The intangible assets that make up that amount include: product software of $4.6 million, management information and related software of $2.2 million, and customer base of $4.3 million. The amounts allocated to the intangible assets are not expected to be deductible for tax purposes.

Appendix H

Intangible assets consist of the following at December 31, 2007:

	Gross		Net
	Intangible	Accumulated	Intangible
	Assets	Amortization	Assets

Netintact customer base	$4,317,000	$(1,913,595)	$2,403,405
Property and equipment

	December 31,	December 31,
	2007	2006
Tooling and test equipment	$736,439	$305,623
Office equipment	64,170	39,385
Computer equipment	256,850	199,057
Software	6,856,063	6,842,368
Acquired product software	4,578,000	4,578,000
Acquired MI & related software	2,224,000	2,224,000
Vehicle	75,877	-
Furniture and fixtures	26,502	17,830
Total	8,015,901	7,404,263
Less: accumulated depreciation & amortization	(3,539,677)	(1,073,315)
Property and equipment, net	$4,476,224	$6,330,948

Other assets
	December 31,	December 31,
	2007	2006
Netintact customer base	$4,317,000	$4,317,000
Goodwill	960,209	960,209
Security deposit - HR and payroll services	-	50,615
Security deposit - Sales taxes collateral	30,000	30,000
Security deposit - Facility lease	17,805	15,304
Total other assets	5,325,014	5,373,128
Less: Accumulated amortization	(1,913,595)	(474,595)
Total other assets	$3,411,419	$4,898,533

Appendix I

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including the chief executive officer and principal financial officer, concluded that we did not maintain effective internal control over financial reporting at December 31, 2007. In arriving at that conclusion, we considered the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission  (“COSO”) and we performed a complete assessment as outlined in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Exchange Act ("SOX") .  The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PMB Helin Donovan, our independent registered public accounting firm, as stated in their report, which is included herein.

In performing our assessment, we identified the risks that most likely affect reliable financial reporting and are most likely to have a material impact on the company’s financial statements, documented each business process within the risk area, determined the control points related to the business process and tested the design and effectiveness of each control.  In addition to process (transactional) level controls, we evaluated entity level controls to determine if compensating controls mitigated any process level risks.  Entity level controls include a broad range of non-transactional activities including account reconciliations, management review of results, the company’s Code of Conduct and Audit Committee review of practices and results.

SEC Release 33-8809 defines “material weakness” as a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s financial statement will not be prevented or detected on a timely basis.  SEC release 33829 defines “significant deficiency” as a deficiency, or combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

In summary, as a result of our first assessment of internal control over financial reporting under COSO criteria we identified a material weakness in a high risk process and a number of significant deficiencies in high to low risk processes within high risk areas of financial statement control.   Despite the existence of the material weakness and  the significant deficiencies, we believe that our consolidated financial statements contained in this Form 10-K filed with the SEC fairly present our financial position, results of operations and cash flows for the fiscal year ending December 31, 2007 in all material respects. In conjunction with this conclusion, our independent registered public accounting firm has tested our internal control over financial reporting evaluation process and has provided an adverse opinion on the Company’s control over financial reporting audit report.

As of December 31, 2007, the following material weakness and significant deficiencies in our internal control over financial reporting were identified:

Material Weakness

1.
We did not complete our 10-K and financial reports in sufficient time to allow for review and comment which resulted in a significant number of last minute changes. We intend to implement a plan for the year end close that permits earlier completion of financial reports and a draft SEC form 10-K.

Based on the assessment conducted and the evaluation of relevant criteria, management concluded that, as of December 31, 2007, the company’s Internal Control was not effective.

Significant deficiencies

1.
We did not formally document many of the reviews conducted by the financial department in the processing and preparation of the company financial statements.  These processes include journal entries, account reconciliations, consolidations, equity reconciliations, disclosure checklists and tax return preparation.  The company plans to remediate these issues by formalizing it’s documentation of financial reviews.

2.
The company did not conduct sufficient testing in 2007 to satisfy COSO requirements for an accelerated filer.  We became an accelerated filer as of January 1, 2008 and became subject to COSO requirements on July 1, 2007.  We addressed the implementation of SOX requirements but were unable to perform the necessary evaluations followed by 2 quarters of testing as required in 2007.  We will complete the required testing cycles in 2008.

3.
We did not have an adequate control over shipments and receipts of goods and services.  We expect to implement a company-wide enterprise resource planning and financial reporting system in 2008 which will include a more structured system of identifying shipments and receipts.

4.
We did not have sufficient segregation of duties over a variety of financial processes.  Additional formal financial reviews will be conducted on a regular basis over subsidiary activities where staff limitations preclude segregation of duties.  Where staffing permits, activities and approvals will be segregated at the process level.

5.
We did not maintain Human Resource documents current in such areas as job descriptions, employee handbooks, training, compensation and performance reviews.  The company did not have a dedicated Human Resource professional until December 2007.  The company plans to remediate these issues during 2008.

6.	We did not have in place a detailed budget versus actual review process for departmental management. The company plans to implement departmental financial performance review in 2008.

7.	We do not have a “financial expert’ on the audit committee as defined by Section 407 of SOX. The Audit Committee is actively pursuing a remedy.

8.	The Whistleblower contact is not a person independent person. The Whistleblower contact will be changed in 2008.

Changes in Internal Control Over Financial Reporting

As a result of implementing the assessment process over the internal control over financial reporting, we implemented various remediation measures to improve our financial reporting and disclosure controls.  As this is our first report on internal control, none of the weaknesses identified below have been previously disclosed.  Some of the remedial actions taken since July 1, 2007 include;

1.	We adopted a new Code of Conduct, based on a review of best practices, relating to our directors, officers and employees.

2.	We implemented an “Ethics Line” (whistleblower) policy, with a call-in feature

3.
Our Board of Directors have reorganized the Audit, Compensation, and Nominating/Governance Committees of the Board, in each case with non-affiliated directors having appropriate expertise in such areas as required for each Committee.

4.	We hired a highly qualified human resources professional.

5.	We hired a highly qualified full time controller for our Americas operation.

6.	We developed a personnel authorization process for the addition of new employees.

7.	We developed accounting procedures to review and monitor critical accounts and transactions on a timely basis to ensure that financial statements are accurately prepared and reviewed.

8.	We established a recurring financial closing and quarterly reporting process.

Appendix J

David Stepner  has been our Chief Operating Officer since May 2007.  Mr. Stepner is a Silicon Valley veteran with extensive experience in aggressively growing a variety of successful high-tech companies.  From June 2001 to March 2007, Dr. Stepner was CEO of Teja Technologies, a software company targeting the networking equipment market. Prior to that, he was general manager of the platforms business unit of Wind River Systems, developer of the Tornado development environment and VxWorks operating system  from 1999 through 2000. He came to Wind River via its acquisition of Integrated Systems Inc. (ISI), where he served as president of its Diab-SDS subsidiary, and earlier as vice president of R&D from 1993 to 1999. Dr. Stepner also held executive positions at Greyhawk Systems, which he co-founded, and Diasonics, which conducted the largest IPO in history up to its time, and was vice president of R&D at Measurex Corp. Dr. Stepner received a B.S. from Brown University, and an M.S. and Ph.D. in electrical engineering from Stanford University.

Appendix K

Our Board of Directors has determined that Procera does not have an audit committee financial expert serving on its Audit Committee as defined under the applicable Securities and Exchange Commission standard.  The Board of Directors has found it difficult to identify and recruit an individual with the correct skill set, industry knowledge and professional background to serve the Company in this role.  At this time, we believe that retaining an independent director for the purpose of qualifying as an “audit committee financial expert” would be overly costly and not warranted given our stage of development.

Appendix L

Base Salary – In determining base salaries for our executive officers, we benchmark each of our executive positions using data compiled by Radford Surveys and Consulting. The specific report used was the Radford Intro Program, which included 184 technology companies with revenues estimated to be below $100 million for 2007.  This survey was further subdivided  into categories of companies, with revenues expected to be under $10 million, $10 - $39.9 million and over $40 million. The companies in these subgroups were not identified by name.  After consideration of all data, our compensation committee elected to target compensation at the $10 - $39.9 million subgroup as our targeted revenue run rate at the end of 2007 was expected to be in that range. The $10 - $39.9 million category was further broken down into six percentile subgroups representing the average salary within a given percentile.  These companies were also not identified by name.  Since our expected revenue target was at the low range of the subgroup, the compensation targets were defined by comparison to survey respondents between the 25th and 50th percentile.  We obtained detailed compensation data for executive positions similar to the positions at our company for this revenue subgroup percentile.  The compensation elements developed by this comparison method included targeted basic salary, incentive bonus and equity components for the calendar year 2007.

Appendix M

Cash Bonus – While we believe that the provision of short-term cash incentives is important to aligning the interests of executive officers and stockholders, and to the rewarding of performance, we also take into account the overall financial situation of the company.   Since the survey process occurred during 2007, a bonus program with specific measures for 2007 was not implemented.  The cash bonuses for 2007 were all entirely discretionary awards recommended by the compensation committed based on the committee’s assessment of executive officers’ performance and accomplishments during the year with input from the Chief Executive Officer and were not based on pre-determined or specific corporate or individual performance targets.  The primary achievements, as considered by the Compensation Committee in awarding the discretionary bonuses, were our merger with Netintact, our  increase in revenue between 2006 and 2007, financing achievements and cost control and employee retention. The committee has recommended target cash bonus incentives for 2008 based on the survey conducted in 2007.   The chief executive officer will receive an initial bonus of 50% of his annual base salary after his first six months of his employment with the Company and is eligible for a discretionary performance bonus of up to 80% for the remainder of 2008 provided, however that for 2008, the annual bonus will be prorated over the time between the end of the first six months of Mr. Brear’s employment and the end of calendar year 2008.  For 2008, the other executive officers are each eligible for a total target bonus of up to 80% of base salary.

Appendix N

Revenue

              Our revenue is derived from sales of our hardware appliances, bundled software licenses and from product support and services.

(in thousands)			Variance in				Variance in
	2007	2006	Dollars	Percent	2006	2005	Dollars	Percent
Product revenue	$5,662	$1,764	$3,897	221%	$1,764	$255	$1,509	592%
Service revenue	1,011	150	861	574%	150	--	150	--
Total revenue	$6,673	$1,914	$4,758	249%	$1,914	$255	$1,659	651%

We operate from three legal entities including Procera (Americas), Netintact  AB (Europe, Middle East, Africa or EMEA) and Netintact PTY (Asia Pacific or APAC).  The table below presents the breakdown of revenue by entity~~;~~:

	2007	2006	Dollars	Percent	2006	2005	Dollars	Percent
Americas	$2,391,098	$515,513	$1,875,585	364%	$515,513	$254,809	$260,704	102%
EMEA	2,413,544	1,155,497	1,258,047	109%	1,155,497	–	1,155,497	–%
APAC	1,867,899	243,420	1,624,479	667%	243,420	–	243,420	–%
Total	$6,672,541	$1,914,430	$4,758,111	249%	$1,914,430	$254,809	$1,659,621	651%

2007 versus 2006.    As a result of the Netintact transactions, our core products and business changed dramatically.  Prior to our acquisition of the Netintact companies, we were a development stage company, devoting substantially all our efforts and resources to developing and testing new products and preparing for the introduction of our products into the marketplace. Prior to August 2006, we had an immaterial amount of sales resulting from our legacy OptimIP products.  As a result of our acquisition of Netintactin August 2006, we discontinued offering OptimIP and  commensed the sale of Netintact's flagship product and technology, PacketLogic, which accounted for all of our subsequent revenue, and currently forms the core of our product offerings.

We derive our revenue from two sources, product revenues and service revenues.  Product revenue accounted for 85%, and 92% of our net revenues in 2007 and 2006, respectively. Product revenue increased in 2007 as a result of our PacketLogic products being sold for the full year as compared to 2006 when we acquired the PacketLogic product as a result of our acquisition of Netintact.  The consolidated financial results for 2006 include sales of PacketLogic in EMEA for 4.5 months and APAC for 3 months.  In 2007 and 2006, we sold 409 units and 107 units, respectively, of our Netintact products.  The average selling prices or ASP’s of our netintact products were $18,912 and $19,057, respectively in 2007 and 2006.  The decrease was due to a change in product mix. During 2007, we increased our new customers as well as obtained additional orders from existing customers.  In 2007, there was no revenue associated with our legacy products, OptimIP.

Service revenue consists primarily of maintenance revenue and, to a lesser extent, training revenue.  Maintenance revenues is recognized over the service period. The typical support term is generally twelve months. Service revenue increased in 2007 as a result of our PacketLogic products being sold for the full year as compared to 2006 when we acquired the PacketLogic product as a result of our acquisition of Netintact.  This increase resulted from a larger customer base due to our new product sales.

We expanded our presence in APAC countries in 2007 and we developed strong channel sales in this region.  In 2006, the EMEA region experienced an OEM license sale which was discontinued in 2007.  As a result EMEA’s growth was far below that experienced by APAC and Americas.

2006 versus 2005.    During the fiscal year 2005, we recognized revenues of $254,809 from sales of our OptimIP product offerings.  As a result of the acquisition of the PacketLogic product family, our revenue increased to $1,914,430 for the fiscal year 2006, which included revenue derived from sales of OptimIP of $91,939 and from PacketLogic of $1,822,491.